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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)
             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ALGOS PHARMACEUTICAL CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   015869 10 0
                                 (CUSIP NUMBER)

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                                       13G

CUSIP NO.         015869 10 0
                  -----------

1.       NAME OF REPORTING PERSON:
                   JOHN W. LYLE
                ---------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (A) [ ]
                                                                       (B) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                    UNITED STATES CITIZEN
                ---------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.       SOLE VOTING POWER:
                                              1,637,866
                       --------------------------------------------------------
6.       SHARED VOTING POWER:
                                                 -0-
                       --------------------------------------------------------
7.       SOLE DISPOSITIVE POWER:
                                              1,637,866
                       --------------------------------------------------------
8.       SHARED DISPOSITIVE POWER:
                                                 -0-
                       --------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:
                                              1,637,866
                       --------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES:
                              [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
                                                                      9.7%
                       --------------------------------------------------------
12.      TYPE OF REPORTING PERSON:
                                      IN
                       --------------------------------------------------------


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Item 1.

         (a)      Name of Issuer:  Algos Pharmaceutical Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                        Collingwood Plaza, 4900 Route 33
                        Neptune, New Jersey 07753-6804

Item 2.

         (a)      Name of Person Filing:  John W. Lyle

         (b)      Address of Principal Business Office:

                        Algos Pharmaceutical Corporation
                        Collingwood Plaza, 4900 Route 33
                        Neptune, New Jersey 07753-6804

         (c)      Citizenship:  United States

         (d)      Title of Class of Securities:

                          Common Stock, $.01 par value

         (e)      CUSIP Number:  015869 10 0

Item 3.           Not applicable.

Item 4.           Ownership

         (a)      Amount Beneficially Owned:  1,637,866

         (b)      Percent of Class:  9.7%

         (c)      Number of shares as to which such person has:

                  (i)        sole power to vote or to direct the vote:
                                          1,637,866
                             --------------------------------------------
                  (ii)       shared power to vote or to direct the vote:
                                             -0-
                             --------------------------------------------
                  (iii)      sole power to dispose or to direct the
                             disposition of:
                                          1,637,866
                             --------------------------------------------
                  (iv)       shared power to dispose or to direct the
                             disposition of:
                                             -0-
                             --------------------------------------------


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Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person:

                  The 1,637,866 shares reported by Mr. Lyle, includes 1,363,966 shares of common stock and options to purchase 8,300 shares owned directly by Karen Lyle, wife of Mr. Lyle, as to which Mr. Lyle disclaims beneficial ownership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 25, 1997

                                                     /s/ John W. Lyle
                                                     ----------------------
                                                     John W. Lyle

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